180 LIFE SCIENCES CORP.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

June 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller Abby Adams

Re:	180 Life Sciences Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3
Filed June 3, 2022
File No. 333-259209

Dear Mr. Buchmiller and Ms. Adams:

This letter is submitted by 180 Life Sciences Corp. (the “Company”) in response to the comment letter dated June 10, 2022 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3, filed on June 3, 2022 (the “Resale Shelf”).

For reference purposes, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following the comment.

1.	Please amend to register this offering on Form S-1 or provide us with your analysis regarding how 180 Life Sciences Corp. meets the eligibility requirements to file on Form S-3. It does not appear that the company filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction I.A.3(b) of Form S-3. We note the company was not timely in filing its annual report on Form 10-K for the fiscal year ended December 31, 2020 or its quarterly report on 10-Q for the fiscal quarter ended March 31, 2021, which were not filed until July 2021. Refer to Securities Act Forms C&DI 115.06 for additional guidance.

Response to Comment

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Commission’s Compliance and Disclosure Interpretations (Securities Act Forms) Question 115.03 in which the Staff indicated that a registrant is Form S-3 eligible even if it has failed to file a report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 14 months earlier because the condition to have filed all required Exchange Act reports and to have done so on a timely basis applies only to reports required to be filed in the preceding twelve months. Accordingly, the test for Form S-3 eligibility in accordance with General Instruction I.A.3(b) of Form S-3 is based on a 12-month look-back period from the date that an issuer files a Form S-3 and is not based on when a late filing is cured.

The Company’s annual report Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) was originally required to be filed by March 31, 2021. Similarly, the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Quarterly Report”) was originally required to be filed by May 17, 2021. Therefore, the 2020 Annual Report and Q1 2020 Quarterly Report were required to be filed more than twelve calendar months prior to the filing of the Resale Shelf.

The Company believes it had timely filed all reports required to be filed in accordance with General Instruction I.A.3(b) of Form S-3 for the period commencing on June 1, 2021, and ending on May 31, 2022, as calculated under the Commission’s Compliance and Disclosure Interpretations (Securities Act Forms) Question 115.06. Therefore, the Company was eligible to utilize Form S-3 beginning on June 1, 2022.

[Signature page immediately follows.]

United States Securities and Exchange Commission
June 14, 2022

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact Fahd M.T. Riaz or Stephen P. Alicanti, each of DLA Piper LLP (US), at (215) 656-3316 or (212) 335-4783, respectively.

Sincerely,

180 LIFE SCIENCES CORP.

By:	/s/ Ozan Pamir
Ozan Pamir
Interim Chief Financial Officer

cc:	James N. Woody, 180 Life Sciences Corp.
Fahd M.T. Riaz, DLA Piper LLP (US)
Stephen P. Alicanti, DLA Piper LLP (US)